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                             FORM 15

                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.   20549

Certification and Notice of Termination of Registration under
Section 21(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Section 13 and 15(d) of the Securities Exchange Act of 1934.

                  Commission File Number 3333-74

                     WINDSTAR RESOURCES, INC.
          (Formerly, Turtleback Mountain Gold Co., Inc.)
    (Exact number of registrant as specified in its charter.)

                       528 Fon du Lac Drive
                  East Peoria, Illinois   61611
                          (309) 699-8725
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices.)

                           Common Stock
    (Title of each class of securities covered by this form.)

                               None
   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains.)

     Designation of the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports.

[    ]    Rule 12g-4(a)(1)(i)      [    ]    Rule 12h-3(b)(1)(ii)
[    ]    Rule 12g-4(a)(1)(ii)     [    ]    Rule 12h-3(b)(2)(i)
[    ]    Rule 12g-4(a)(2)(i)      [    ]    Rule 12h-3(b)(2)(ii)
[    ]    Rule 12g-4(a)(2)(ii)     [  x ]    Rule 15d-6
[    ]    Rule 12h-3(b)(1)(i)

     Approximate number of holders of record as of the certification or notice date: 179

     Pursuant to the requirements of the Securities Exchange Act of 1934 WindStar Resources has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

     Dated this 11th day of May, 1998.

                              WINDSTAR RESOURCES, INC.

                              BY: /s/ Fred Schmid
                                   President and a member of
                                   the Board of Directors